Filed by National Mercantile Bancorp and First California Financial Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended
Commission File No.: 0-15982
Subject Companies: National Mercantile Bancorp and First California Financial Group, Inc.

[Transcript of conference call held by members of management of National Mercantile Bancorp and FCB Bancorp on June 21, 2006.]

Forward-Looking Statements

This transcript contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (PSLRA), including statements about the financial condition of National Mercantile Bancorp and FCB Bancorp and the combined company, First California Financial Group, Inc., anticipated consummation of the merger and the timing thereof, expected performance of the companies, opportunities and plans for growth, benefits from the transaction, accretion, cost savings, increased lending limits, expected asset growth, net interest margin, retention of management, amount of goodwill, and their ability to integrate following the merger. The forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Those factors include, but are not limited to, regulatory and shareholder approval for the proposed transaction, the impact of the current national and regional economy on small business loan demand in Southern California, loan delinquency rates, the ability of the companies and their subsidiaries to attract and retain customers, interest rate fluctuations and the impact on margins, demographic changes, demand for the products and services of the companies and their subsidiaries, as well as their ability to attract and retain qualified people, competition  with other banks and financial institutions, and other factors. For a discussion of factors that could cause actual results to differ, please see the reports on Forms 10-K or 10-KSB and 10-Q or 10-QSB as filed with the Securities and Exchange Commission (the “SEC”). Readers should not place undue reliance on the forward-looking statements, which reflect management’s view only as of the date hereof. Neither National Mercantile Bancorp nor FCB Bancorp undertakes any obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances. This statement is included for the express purpose of protecting the companies under PSLRA’s safe harbor provisions.

For Additional Information

The proposed merger will be submitted to the shareholders of each of National Mercantile Bancorp and FCB Bancorp for their consideration. First California Financial Group, Inc. will file a registration statement, which will include a joint proxy statement/prospectus to be sent to the shareholders of each of National Mercantile Bancorp and FCB Bancorp, and each of First California Financial Group, National Mercantile Bancorp and FCB Bancorp may file other relevant documents concerning the proposed merger with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First California Financial Group, National Mercantile Bancorp and FCB Bancorp, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, by accessing National Mercantile Bancorp’s website (http://www.mnbla.com) under the tab “Investor Relations”, or by accessing FCB Bancorp’s website (http://www.fcbank.com) under the tab “About Us”.

National Mercantile Bancorp and FCB Bancorp and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of National Mercantile Bancorp and FCB Bancorp in connection with the proposed merger. Information about the directors and executive officers of National Mercantile Bancorp is set forth in the proxy statement for its 2006 annual meeting of shareholders, as filed with the SEC on April 20, 2006. Information about the directors and executive officers of FCB Bancorp is set forth in its Annual Report on Form 10-K, as filed with the SEC on March 31, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described above.

NATIONAL MERCANTILE BANCORP, #11064433
MBLA and FCBA Merger of Equals
June 21, 2006, 1:15 p.m. , PT
Chairpersons: Scott Montgomery, President & CEO of MBLA,
  C.G. Kum, President & CEO of FCBA

Operator                                                                                                 Good afternoon, ladies and gentlemen, thank you for standing by and welcome to the MBLA and FCBA Merger of Equals teleconference. At this time all participants are in a listen-only mode. Following today’s presentation, instructions will be given for the question and answer session. If anyone needs assistance at any time during the conference, please press the star key followed by zero. As a reminder, this conference is being recorded today, Wednesday, June 21, 2006.

I would now like to turn the conference over to Scott Montgomery, President and CEO of Bancorp. Please go ahead.

S. Montgomery                                                             Thank you and good afternoon, everybody. We appreciate you taking the time to join us today. If you have not already done so, please go to our website at MBLA.com or FCBBank.com and pull down a copy of the slides that will accompany our discussion today. I’ll try to keep track of the slides with you and call out which slide I’m on as we move through this, but first I’d like to start with a basic review of the Merger of Equals which is the transaction itself between National Mercantile and First California Bancorp. I’ll then turn it over to C.G. Kum who is present here today to review the profile of the combined companies and to give us a look at the future and to share his vision for the company with us.

If you’ll turn to the next slide, of course we have to start out with a Safe Harbor slide. We would like to caution everybody that we’ll be talking about some future events and our expectations about completing the merger and how the 2 organizations will fit together. Actual results may vary materially from those expressed or implied in this presentation. We encourage you to read the risk factors in our filings and carefully review the documentation for this transaction.

If you’ll go to the next slide, there is some additional information there that is information that will be provided to the SEC with regard to the transaction. I won’t take the time to read through it.

At this point I’ll move on to the next slide which is slide 4. This is a partnership of 2 fast growing, well managed companies. Let me look at MBLA for just a moment. Eleven quarters of EPS growth. We’ve just had 4 record quarters in a row. Our first quarter was up 40% over the first quarter of 2005. Net interest margin is very strong at almost 5.5%. Nonperforming assets are negligible. Serving L.A. Counties and Orange Counties with a business banking expertise.

First California has had a compound growth rate of about 25% in loans and deposits since 2000. First quarter EPS was up 75%. Again, a very strong net interest margin, over 5%. Total charge offs since 2000, less than $500,000 and a focus on small business in L.A., Ventura and Orange Counties.

We’re really excited about the combination of the 2 organizations. We believe the combination of our banks brings together a great opportunity for our shareholders, our customers and our employees. Both banks have strong earnings performance over the past year, excellent asset quality and above average interest margin.

If you’ll go to the next slide please, that’s slide 5. Our expected transactional benefits. This enhances both franchises. There literally is no branch overlap here. We are in fast growing, high value markets. The combined companies will be just about a billion dollars in assets. When you look at the way the banks fit together and the balance sheets and the demographics of the markets, these are very strong markets with close to 14 million people located in Ventura, L.A. and Orange Counties.

Complementary branch locations. There is no overlap at all. First California comes to the merger with 8 branches and 2 loan production offices. Mercantile comes to the merger with 5 branches and 1 loan production office, so it’ll give us a total of 16 locations spread throughout the 3 counties.

We also expect this to be accretive for both shareholder groups in 2007 and we’ll talk about that a little bit more. But two other things that I would highlight for you. One is it will double our legal lending limits, increasing them to the $15-$18 million range which will give us added opportunity to follow our clients and in the past we have had to sell off participations because we did not have sufficient legal lending limit to handle all of their needs so we’ll be able to bring some of those loans back.

If you go to the next slide please. We believe that the transaction (this is slide 6), we believe that the transaction is a low risk transaction. We believe that the accretion can be achieved with a relatively modest savings. We estimate that for it to be positive from an accretion standpoint we will only need to have a 7% reduction in cost which we believe is not only realistic but very achievable. In fact, we believe that a cost savings in the low teens, maybe in the 12%, 13%, 14% range is very realistic in this transaction.

The combined franchises offer an excellent opportunity for growth for both our shareholders and our employees. Neither bank is significantly overstaffed or I guess I would describe it as being overstaffed at all. The two banks will come together and there’ll be almost no jobs eliminated other than where there is a direct duplication of effort so we’re pretty excited about that because it does provide good opportunities for our employees.

We believe the combined companies will also be more visible and attractive to investors and that our customers will be able to benefit from greater products and services. For example, MBLA does not have an SBA program where First California does. MBLA has an entertainment lending division where First California doesn’t, so each bank is bringing special attributes to the table and we’re very excited about that.

If you go the next slide please, it’d be slide 7, you’ll see a map of the Southern California branch franchise and you can see our locations stretching all the way from Ventura to south Orange County. Again 8 branches for First California and 2 loan production offices, 5 branches for Mercantile and 1 loan production office.

If you go to the next page please, that’s slide 8. Here’s a summary of the transaction. The structure of the transaction is this: Mercantile has formed a subsidiary company. That subsidiary company will be a Delaware Corporation and that company will exchange stock with Mercantile on a 1 for 1 basis. After that is completed, that company which will be known as First California Financial Group and I particularly like the words Financial Group because I believe that over the next 5 to 10 years banks are going to have to add more than just banking services so the financial group posture fits very well.

After the exchange of stock with First California Financial Group and Mercantile, then First California Group will acquire First California Bancorp and you can see the multiple there. On a fully diluted basis after the transaction is done Mercantile, which will become First California Financial Group, Mercantile shareholders will own 50.5 of the combined companies and First California 49.5. Treatment of the options, they roll into the new company. We expect the closing to take place in the fourth quarter of 2006.

If you’ll go to slide 9, that’s a summary of the transaction, the pro forma entity. You can see National Mercantile Bancorp and First California Bancorp forming a new Delaware corporation called First California Financial Group. The Board of Directors will be made up of 5 directors from each organization. Reg Gipson who has been the Chairman of National Mercantile Bank Corporation will be Chairman of the combined company. John Birchfield who has been Chairman of First California will be Vice Chairman of the holding company.

So with that little bit of information, let me just bring you up to date on a couple of other issues. C.G. Kum, I feel like we’re making two acquisitions instead of one. We’re acquiring someone who I have a lot of respect for, who I believe can take this company to the next level and that’s C.G. Kum. C.G.’s quite a bit younger than I am. I’m going to turn 65 in March. He’s 52. I think he wants to work another 15 years and I don’t think I do so I’m going to be here through the transition and I will retire after that.

During the time we’ve worked to structure this transaction I really had a good opportunity to work with C.G. and I have a great deal of confidence in his leadership abilities. I think this management team, which is a blending of both management teams, will position this company very well for our shareholders and our employees for the future.

With that I’d like to turn it over C.G. and have him review where he’s going to be taking this company in the future. C.G., if you would please.

C.G. Kum                                                                                              Thank you, Scott, and thank you for your vote of confidence. My name is C.G. Kum. I’m the President and Chief Executive Officer for FCB Bancorp.

Turning to slide #10, the leadership team slide is before you and frankly this is really one of the keys to this whole transaction and the future success. The leadership team here which blends both National Mercantile Bancorp and FCB Bancorp involves very talented executives from both organizations. Further, when you add on to this an experienced team of directors coming from the FCB side and the National Mercantile side and you drill down further to the midlevel management capabilities that are in existence in both organizations, it’s potentially a tremendous organization that will come to be fairly soon.

Turning to slide #11. We operate today in very large and growing markets and I won’t go down the slide in total. But just to give you an idea. The population total in 3 counties that both organizations currently operate are in excess of 13 million and to give you a perspective on that, Southern California is one of the largest economies in the world and Los Angeles County alone, if it were to stand alone as a state, would be the eighth largest state in the nation. While the region is best known for its tourism and entertainment industries, we also have a very strong manufacturing base and we are home to some of the world’s most successful technology and biotech companies. So there is a great deal of economic opportunity in this region and I believe the combination of our two organizations puts us in an excellent position to capitalize in the area’s growth.

Turning to page 12, the balance sheet. When you look at this, it makes sense to describe this transaction as a Merger of Equals. This illustration shows basically assets, loans and deposits literally right down the middle or equal contribution by both National Mercantile and FCB Bancorp.

Turning to slide #13, the Pro Forma Financial Impact. As of March 31 on a

combined pro forma basis, the two organizations will have combined assets of over $960 million and total combined equity of about $86 million with 13 branches in L.A., Ventura and Orange Counties. When the transaction closes we expect to be north of $1 billion in assets.

Turning to page 14. The loan mix of the two organizations is very similar. Where we differ slightly is that National Mercantile Bancorp has a little bit more on the construction side and we have a little bit more on the commercial real estate side. But when you turn it to slide 15 and look at us on a combined basis, a very healthy mix of commercial real estate, construction and CNI credits in what will be the pro forma balance sheet of the organization.

Turning to slide #16. This is what this transaction’s all about and this is the strength of both organizations today and the pro forma company. The low cost deposits managed by both organizations and as Scott mentioned earlier, the strong net interest margins. If I were to toot Scott’s horn and my horn a little bit, to say that our net interest margin is a little bit above average I think is an understatement. I think it’s way above average when you compare us to our peers and that’s mainly because of the strength of our core deposit base. When you look at MBLA, they have 30% of their accounts in non-interest bearing DDAs and we have 27%. And then when you look at us on a combined basis, on slide #17, we have basically 60% of our combined deposits in free DDAs or low cost transaction accounts and that has been and will continue to be the emphasis of the pro forma company because that has enabled us to realize the kind of net interest margin that we’ve been able to generate.

Turning to slide #18, the Pro Forma Bank Deposit Market Share slide, if you could turn to that particular slide. The combined banks, just to give you a sense of the pro forma company relative to the market we are in, the combined banks will rank 12th of the banks headquartered in the 3 county area, moving up from 17th and 18th. When looking at this list, the majority of banks that are larger than us target a specific ethnic niche or are primarily wholesale banks. With that in mind, we will be one of the top 3 traditional mainstream banks in the markets that we serve.

Turning to slide #19, the Transaction Summary. I won’t hit on all of the bullet points, but I will hit on a couple of them that are very important, I think are important to you, those of you that are listening in. This transaction is expected to be accretive in EPS in 2007. We will be operating in the fast growing Southern California market with a very diversified economy and some of you have already called me about the strength of the local economy in Southern California and I’ll just repeat the answer. The economy here is diversified, it’s strong and as long as the national economy doesn’t go south on us, I think we’re very well positioned economy-wise.

We believe the Merger of Equals is a win/win for our customers, our employees and our shareholders. The combined bank will be able to provide services in more communities, increase convenience and products and services. Our employees will have great opportunities for growth and advancement and we expect there to be very little change in day-to-day workings of our branches. For shareholders, we gain a scale in size that we hope will improve our visibility, our trading liquidity and our attractiveness in the market.

The terms of the deal are both fair and relatively low risk and we believe our goals for improving profitability are achievable.

With that I’d like to turn the call back to the operator so that we can take questions.

Operator                                                                                                 Thank you. Ladies and gentlemen, at this time we will begin the question and answer session. If you have a question, please press the star key followed by one on your touchtone phone. If you’d like to decline from the polling process, please press the star key followed by two. You will hear a three-tone prompt acknowledging your selection. Your questions will be polled in the order they are received. If you are using speaker equipment you will need to lift the handset before pressing the numbers. One moment please for our first question.

Our first question comes from Ross Haberman from Haberman Funds. Please go ahead.

R. Haberman                                                                            How are you gentlemen? Thank you for having the call.

Management                                                                          You’re welcome.

R. Haberman                                                                            Scott, I was wondering if you could talk a little bit about your entertainment lending division. How big is it? What’s your historical experience in terms of its profitability and given the merger will you expand it?

S. Montgomery                                                             Thank you. Our entertainment division represents about 20% to 25% of the bank. About half of its portfolio is private banking, about half of it would be what we would consider pure entertainment lending. We do very little GAAP lending, in fact almost no GAAP lending and basically that means that we do some small, low budget pictures where all of the territories haven’t been sold. Beyond that, our performance has been very good in that area. If it’s not the most profitable division it’s the second most profitable division because we generate good fee income there. As we grow, it should enable us to participate in some additional loans.

C.G. Kum                                                                                              This is C.G. Kum. To answer the question from a future perspective, it is our intent to grow the division due in part to a higher legal lending limit capability that this pro forma company will have. There will be opportunities to either buy back participation or be involved in transactions that are much larger just because of the legal lending capabilities that we will have. So given the fact that this is a very lucrative business for the National Mercantile Bancorp, we will be supporting it with all the necessary resources to make it even larger and more profitable.

R. Haberman                                                                            And just one clerical question. I’m not sure if Rom Santarosa is on the phone with us. I’m coming up to about 11.6 million pro forma shares. Is that correct?

R. Santarosa                                                                             That’s about right. It depends on how you want to count the convertible preferred and the options.

R. Haberman                                                                            I was leaving out the options, but including the convertible preferred.

R. Santarosa                                                                             Yeah, and then again the convertible preferred I think depending on when your measurement date is because of the nature of its conversion feature, but about 11 to 12 million, you’re correct.

R. Haberman                                                                            Okay. Thank you guys. The best of luck.

Management                                                                          Thank you.

Operator                                                                                                 Thank you. Our next question comes from Steve Marascia from Anderson and Strudwick. Please go ahead.

S. Marascia                                                                                  Good afternoon, gentlemen.

Management                                                                          Good afternoon, Steve.

S. Marascia                                                                                  A couple questions for you. Number one, where will you be headquartered, the new entity?

C.G. Kum                                                                                              The holding company, First California Group, excuse me, the First California Financial Group, Inc., will be headquartered in Century City where the National Mercantile Bancorp is headquartered. The First California Bank, the operating entity will be headquartered in Camerio, California.

S. Marascia                                                                                  Okay. Secondly, you talked about cost savings and you said you weren’t going to be really getting rid of that many employees so with what you can explain could you expand upon where you would imagine some cost synergies coming from, what areas?

C.G. Kum                                                                                              Well you know one of the areas that comes to mind is my associate, Scott, will be retiring and so you can do the math.

S. Montgomery                                                             I’m not the whole cost savings though, come on, C.G.

C.G. Kum                                                                                              But just to give you a perspective on what is public information. You can kind of put that ... you know you have access to a number and you can plug that into the equation. And then beyond that, the traditional large non-interest expense line items like data processing, compliance, legal. Those are the main categories from which we think there will be enough cost savings to hit that minimum 7% threshold, that’s 7% on a combined basis.

This is not a transaction that’s based on cost saves even though we will generate enough cost saves to be accretive in 2007. This is a transaction that will create a larger platform for us to grow and to realize the benefits from a larger organization.

One of the reasons why we don’t think there will be a huge personal attrition as part of this is that the National Mercantile and FCB, remaining independent we were not able to afford certain type of capabilities that we will now be able to afford; i.e., a marketing officer and maybe even a full fledged compliance staff. So we believe that with whatever savings that we may get in terms of the backroom side of it will be offset by some of the new positions that will be created and staffed.

One of our main objectives as part of this transaction is not to lose any talented bankers that we don’t have to, so if there are positions that are going to be eliminated we’re going to do everything that’s humanly possible to reposition those people in other positions in the organization so that we don’t lose talented bankers.

S. Marascia                                                                                  I’m sorry, something else, Scott?

S. Montgomery                                                             Yeah, we have some obvious overlaps like the head of operations, the head of the note center and things like that, so depending on how those decisions work out, there will be some elimination of staff, but as C.G. mentioned, this is not built just on elimination of staff. They’re not overly staffed and we’re not. They have about 120 employees, we have about 85 and when you add those two together you come up with roughly 200 employees and a billion dollar company. That’s about the right staffing level.

I think as we get through this, again to just echo a thought or two. I think getting on the same operating platform will generate significant savings. For example, both of our companies are actually audited by the same auditor today. Well one audit fee will go away. So to generate a 7% cost savings, frankly you’re talking probably $1.5 million to $1.8 million, less than $2 million in total cost savings which should be easily attainable.

S. Marascia                                                                                  Alright. Thank you much.

Operator                                                                                                 Thank you. Our next question comes from Jed Gore from Sunova Capital.

J. Gore                                                                                                            Thanks for hosting the conference call.

S. Montgomery                                                             Thank you, Jed, for joining in.

J. Gore                                                                                                            Of course. Scott, I missed what you said about the accretion was modest savings. I think you said 7%?

S. Montgomery                                                             Yes, I said with a 7% expense savings, it would be accretive to both sets of shareholders.

J. Gore                                                                                                            Okay and no cents, but 5% is you and that’s pretty easy by my math anyway. I noticed that you have a couple of branches across the street from each other if the dots on this map are representative. Is that true and any thoughts around rationalizing the branch network?

S. Montgomery                                                             I think the map makes the dots look a little closer than the branches actually are. C.G., do you want to comment about ...?

C.G. Kum                                                                                              Yes. Actually there’s really one situation that immediately comes to mind where there will be a cost save based on a closure. Our Torrence loan production office is literally right around the corner from the Torrence office of South Bay Bank which used to be the headquarters office and we have already made plans to shut down that office, but transfer the personnel over to Torrence office. It’s not a situation we’re going to let the people go because it’s just an LPL, but we’re going to take advantage of the additional space in Torrence branch of South Bay.

The Costa Mesa branch that’s been approved we’re seriously giving consideration right now to maintaining that as an additional branch in Orange County as a complement to the Irvine office and from the dot standpoint, they do look fairly close, but there are some distinctiveness about the 2 marketplaces that bears further research and probably will lead to keeping that .... going forward with a full service branch in Costa Mesa. Other than those situations there just isn’t any overlap that I can tell.

J. Gore                                                                                                            Okay, thank you. And then I’m not familiar with MBLA although I believe I’d met Scott at a conference at one point. Who are the Pohlads and what is the their intention with the stock following the merger?

S. Montgomery                                                             The Pohlads, it’s the Pohlad family, it’s P-O-H-L-A-D. They’re from Minneapolis, Minnesota and it’s Carl Pohlad and his family. They have been shareholders of mine at MBLA since June of 1997. They have been in the banking business since the ‘70s and have built several very significant banking groups. At this time they own about 54% of MBLA. In the transaction they will end up owning about 30% of the combined companies so it actually will put some additional shares out in the market as a result of the transaction.

C.G. Kum                                                                                              Jed, are you a baseball fan?

J. Gore                                                                                                            I’m a Yankees fan. I used to be a Red Sox fan, but I’ve converted.

C.G. Kum                                                                                              Okay. The Pohlad family owns the Minnesota Twins.

J. Gore                                                                                                            Okay. So do I interpret from your remarks that they’ll be selling after the deal is closed?

S. Montgomery                                                             No, not at all.

C.G. Kum                                                                                              No, exactly the opposite. One of the reasons why we thought this merger made a lot of sense is that as you know the Birchfield family is the largest shareholder for FCB Bancorp and the Pohlad family is the largest shareholder for the National Mercantile Bancorp and both families are long term investors in anything that they invest in. And based on that premise of both large shareholders being long term players, the goal here is to use this merger as a steppingstone to create a much larger, more powerful, more profitable organization and to take advantage of all the opportunities that are here.

But the Pohlads have been very supportive of Scott as the Birchfields have been very supportive of us with our growth strategy, respective growth strategies, and we expect that the same will continue for the pro forma company.

J. Gore                                                                                                            Very good. Thanks for taking my questions. Congratulations.

Management                                                                          Thank you.

Operator                                                                                                 Thank you. We have a follow up question from Ross Haberman. Please go ahead.

R. Haberman                                                                            I’m sorry, gentlemen. I appreciate your time again. Just two other quick questions. Will there be any more incremental goodwill associated with the merger? I think I was at about $21-$22 million pro forma of goodwill before just combining the two, but will that number grow as part of the Merger of Equals?

C.G. Kum                                                                                              We’re not sure at this point what the ultimate goodwill number will be because the complete analysis has not been done. However, when you look at our organization and from an accounting standpoint we are the acquired and the NMB is the acquiring institution so if you look at our organization and our balance sheet, we have several pieces of real estate that creates opportunities for us to write up in essence. So what we’re hoping for is to minimize goodwill by taking advantage of some of the off balance sheet equities that are available with the real estate that the FCB Bancorp owns. Rom, did you have anything else?

R. Santarosa                                                                             No. I think, Ross, the intangible equity number will be north of 5%. I think it’s going to be probably around 6% and some change, but we haven’t finished any type of goodwill measurement. But I think you’re referring to the $16 million on our balance sheet and I think the MBLA balance sheet has roughly $1 million base as I recall?

Management                                                                          $3 and change I think it was.

R. Santarosa                                                                             So it will be higher than the sum of those 2 numbers, but how much more we haven’t done it, but preliminary tangible book looks very, very good.

R. Haberman                                                                            And a question for C.G. You didn’t address much in terms of the revenue enhancements. Could you talk a little bit about that either products that you have, that you’re going to push through their system or vice versa?

C.G. Kum                                                                                              Okay. First of all the higher legal lending limit is going to help both organizations realize opportunities that we are not able to realize today. But some of the things that we think can be symbiotically beneficial is that we have a SBA department that has a higher potential than we’re able to realize today. By having SBA capabilities throughout the pro forma company that’s a significant revenue generating arm of the pro forma company

The other area that neither organization is very strong on at this point is in cash management and that’s a reflection of the size of the 2 companies so we’re going to make some investments to make cash management more contemporary and look at that as a source of income. The other areas that we’re going to look to down the road are other fee generating products and services. We’re both very strong in the net interest margin category, but when you look at us in terms of the non-interest income side of it, we’re not as strong and that’s where the incremental revenue opportunities are for the pro forma company starting with things like SBA and cash management and some of the other products and services that are currently on the drawing board.

S. Montgomery                                                             In addition, as we mentioned a little earlier I don’t know what level of participations First California has sold, but we have about $20 million in loans sold off our balance sheet that we would be able to bring back on so that will enhance revenue. Certainly the fee income and fee generation that C.G. mentioned, but it also provides opportunities for us to follow our clients. We have clients that are reaching $100 million in sales and they’re beginning to cap out at our legal lending limits so it also relates to sustainability of the revenue stream.

R. Haberman                                                                            Thanks again, guys.

S. Montgomery                                                             You’re welcome. Thanks for participating.

Operator                                                                                                 Thank you. Our next question comes from Michael Rosinus from TRS Partners. Please go ahead.

M. Rosinus                                                                                  Hi, C.G., Rom. How are you guys?

C.G. Kum                                                                                              Good. How are you, Mike?

S. Montgomery                                                             Good. Thank you.

M. Rosinus                                                                                  I’m traveling so I don’t have my stuff in front of me, but I had a question. What do you think the pro forma earnings per share are going to be or have you not come up with a number yet?

C.G. Kum                                                                                              Well, Mike, you know you can’t ask us that now.

S. Montgomery                                                             We haven’t really worked through that.

M. Rosinus                                                                                  I know, but I’m going to ask anyway.

C.G. Kum                                                                                              Thanks for asking though.

M. Rosinus                                                                                  Okay, well let’s move on. And then the book value and tangible book you haven’t come up with any numbers on those either?

R. Santarosa                                                                             No, it’ll be north of 5%.

M. Rosinus                                                                                  Okay so normally when we get deals though we get a little more transparency on those kind of items than we’re getting here. When do you think you guys are going to have those? Obviously we’ve run our own but when do you guys think you’re going to have your own?

C.G. Kum                                                                                              One of the things that we have on the drawing board is to participate in the KBW’s investor conference in early August and we will have not only for that particular presentation, but for all shareholders the pro forma analysis of the combined company with much more detail than we’re able to share with you at this point in time so if you could bear with us a little bit.

M. Rosinus                                                                                  Alright, one month that’s fine, that’s great. Thank you, guys, I appreciate it. So you’re consistent with your response, I appreciate that.

C.G. Kum                                                                                              Okay, Mike.

M. Rosinus                                                                                  Alright, guys, talk to you later.

S. Montgomery                                                             Thanks.

Operator                                                                                                 Thank you. We have a follow up question from Jed Gore.

J. Gore                                                                                                            Sorry, I lied, I’m back. Who advised on this deal?

C.G. Kum                                                                                              KBW advised us and ...

S. Montgomery                                                             And Sandler and O’Neill on our side.

J. Gore                                                                                                            Two great firms. Thank you.

S. Montgomery                                                             Thank you.

Operator                                                                                                 Thank you. Gentlemen, there are no further audio questions at this time. Do you have any concluding comments?

C.G. Kum                                                                                              Well, just to add on to the question for Jed Gore. We had Solomon and Cromwell as joint counsel and Troy Gould as attorneys represented National Mercantile and Morgan Rosen Beckham and Korn represented FCB Bancorp.

Scott and I would like to thank all of you for your interest and documents on the transaction will be filed in the near future. Scott, any parting comments from you?

S. Montgomery                                                             No, just we appreciate you taking the time to participate in the call today and we look forward to really building a very strong banking company here in the Los Angeles market. So thank you, everybody, for participating and I guess we’re back to the operator then. Thank you.

Operator                                                                                                 Thank you. Ladies and gentlemen, this does conclude the conference call for today. Thank you for your participation and please have a pleasant day.